Exhibit (a)(3)

[Novell Employees]:

As you may be aware from previous communications, Novell recently completed a voluntary review of our option grant practices. As a result of that review, certain stock option grants awarded between November 1, 1996 and September 16, 2006 have been adjusted to reflect a revised grant date for financial accounting purposes. One or more of those options may also be deemed to have been granted at a discount for tax purposes and may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code (and similar provisions under certain state tax laws) (“discounted options”). Novell’s management has been considering remedial alternatives available under those circumstances.

I am pleased to inform you that Novell’s Board of Directors has approved management’s request to launch a remedial program that offers you the opportunity to amend or replace discounted options to avoid these adverse tax consequences by increasing the exercise price of the discounted options to eliminate the discount; all other relevant features of the option will remain the same. Another feature of the remedial program, should you elect to participate, is that Novell will provide you with a cash bonus equal to the eliminated discount. Novell’s approach in offering this program is consistent with our view that our employees should not suffer any adverse financial consequence as a result of our option grant practices.

You have been identified as an employee who holds one or more of these discounted options. Therefore, next week you will receive a full description of the program, a set of Frequently Asked Questions and instructions on how to participate if you so choose.

This is an important program being offered to you. I urge you to read all program materials very carefully so you can make informed decisions. Please note that Novell is not recommending any particular course of action with respect to this offer and that we cannot offer specific tax or financial advice. Please also consider attending one of the information meetings that will be scheduled as noted in the program materials you will receive.

Again, I am pleased our Board has approved management’s request for this program so that you have the opportunity to avoid potential adverse tax consequences under Section 409A. Please watch for the program announcement and materials that will be emailed to you next week.

Thank you.

Ron